To:	Eligible Participants in Progress Software’s Offer to Amend Certain Options

From:	Progress Software Corporation

Subject:	Revised Payment Date of the Vested Cash Bonus and Extension of the Expiration Date of the Offer to Amend

Date:	February 12, 2007
As you know, Progress Software Corporation is conducting an offer to amend certain outstanding options, as described in more detail in our Offer to Amend dated December 22, 2006 (the “Offer to Amend”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”).
We are changing one of the terms of the Offer. The cash bonus payable with respect to eligible option shares that are vested as of the expiration date of the Offer will now be payable on or about January 2, 2008, upon the terms and subject to the conditions set forth in the Offer to Amend and in the Letter of Transmittal. This cash bonus, referred to in the Offer to Amend as the “Vested Cash Bonus,” was previously payable as soon as practicable following January 20, 2008.
In addition, we have determined to further extend the Offer until 12:00 midnight, Eastern Time, on February 21, 2007. Accordingly, the new Expiration Date of the Offer (as described in the Offer to Amend) is February 21, 2007. As you know, the staff of the Securities and Exchange Commission has selected our tender offer documents for review. We have been responding to the staff’s comments, but while the staff’s review is pending we will not complete the Offer. If we further extend the Expiration Date, we will advise you by a similar notice.
Other than the acceleration of the payment date for the Vested Cash Bonus and the further extension of the Offer, the terms and conditions of the Offer are unchanged.
As of the close of business on February 9, 2007, eligible participants had accepted the Offer with respect to eligible options to purchase up to approximately 1.8 million shares of our common stock, representing approximately 98% of the shares of common stock purchasable under eligible options outstanding as of December 15, 2006.
If you have already submitted a properly completed Letter of Transmittal in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time.
If you wish to amend your eligible options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Letter of Transmittal in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 12:00 midnight, Eastern Time, on February 21, 2007.

In connection with the tender offer, you previously received (1) the Offer to Amend, (2) the Letter of Transmittal and (3) a Withdrawal Form. If you did not receive these documents, please contact Susan Goida of Ernst & Young LLP at (800) 425-4425 (domestic) or (201) 872-5840 (international) to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).